Exhibit 99.1

PRESS RELEASE

Merz Pharma GmbH & Co. KGaA Ute Weinhold Corporate Communications Eckenheimer Landstraße 100 GER-60318 Frankfurt am Main Tel + 49 - 69 - 15 03 - 889 Ute.weinhold@merz.de www.merz.de

Merz Pharma Group Makes Superior Proposal to Acquire Obagi Medical Products

Proposes to Acquire All of Obagi’s Outstanding Common Stock for $22 Per Share in Cash

Transaction Not Conditioned Upon Financing Or Due Diligence

Frankfurt, Germany — April 2, 2013 — In a letter to the Board of Directors of Obagi Medical Products, Inc. (NASDAQ-GS: OMPI) (“Obagi”), Merz Pharma Group (“Merz” or “the Company”) today outlined a proposal to acquire all of the outstanding common stock of Obagi for $22 per share in cash.  This proposal represents a 58% premium to Obagi’s closing share price on Thursday, March 14, 2013, the last trading day prior to the disclosure on Obagi’s fourth quarter earnings call that Obagi had engaged a financial advisor to help explore “all opportunities.”

On March 20, 2013, Obagi announced that it entered into a definitive merger agreement with Valeant Pharmaceuticals International, Inc.  At that time, Merz was engaged in ongoing discussions with Obagi regarding a potential combination, and was not made aware that Obagi was contemplating signing a deal with another party on an accelerated timeframe.  Merz has delivered its proposal to Obagi’s Board and believes it constitutes a “Superior Proposal” under the terms of the Obagi/Valeant merger agreement.  Importantly, the Merz proposal also represents a significant premium to the offer from Valeant.

Merz has the necessary cash on hand to fund the transaction and does not require additional due diligence.  Merz is prepared to move forward immediately to complete this transaction.

Given Merz’s portfolio of injectables, Obagi is a natural fit for Merz.  This combination would also expand its U.S. market presence and strengthen and diversify its dermatology portfolio through additional quality skin care options.

Merz is publicly disclosing this letter in order to ensure that Obagi stockholders have an opportunity to benefit from its superior proposal.

The full text of the Merz letter is below:

April 2, 2013

Board of Directors

Obagi Medical Products, Inc.

c/o Albert J. Fitzgibbons III, Chairman

3760 Kilroy Airport Way, Suite 500

Long Beach, CA 90806

Dear Members of the Board of Directors:

We were very surprised by, and disappointed with, Obagi’s recently announced merger agreement with Valeant, especially in light of our ongoing discussions with Obagi and its financial adviser and legal counsel immediately prior to the announcement.  Unfortunately, we were not made aware that Obagi was contemplating signing a deal with another party on an accelerated timeframe and were never asked for our best and final bid or provided a bid date by which you were going to collect bids from other parties. Nonetheless, we remain resolute in our objective to acquire Obagi.

In that regard, as you are aware, Merz Pharma Group has been very interested in acquiring Obagi for some time, as evidenced by, among other things: (i) the written proposal that we provided to Obagi on January 18, 2013; (ii) the many conversations between our financial adviser, Deutsche Bank, and your financial adviser, Morgan Stanley; (iii) the many conversations between our outside legal counsel, Weil, Gotshal & Manges LLP, and your legal counsel, Jenner & Block; and (iv) the extensive due diligence investigation that we had been conducting since the management presentation that we attended on February 21, 2013.

We are proposing to acquire all of Obagi’s outstanding common stock for $22.00 per share in cash — subject, of course, to the termination of your existing merger agreement with Valeant and the entering into of a new merger agreement with Merz.  This consideration represents:

•                  A 58% premium above Obagi’s closing share price on Thursday, March 14, 2013 (the last trading day prior to the disclosure on your fourth quarter earnings call that you had engaged a financial advisor to help you explore “all opportunities”);

•                  A $2.25 per share premium to the offer from Valeant;

•                  A revenue multiple of 3.2x — based net sales of $120.7m for FY2012; and

•                  An EBITDA multiple of 17.9x — based on adjusted EBITDA of $21.4m for FY2012.(1)

We have the necessary cash on hand to fund the transaction; therefore, there is absolutely no financing risk. We are attaching a copy of the proposed merger agreement that we would be willing to enter into with Obagi, together with a marked version showing changes from your existing merger agreement with Valeant.   As you will note, we contemplate that a transaction with us would be structured in the same way as your transaction with Valeant (that is, as a negotiated two-step cash tender offer) and we would agree to the same terms as those set forth in your existing merger agreement with Valeant, other than minor changes that are appropriate given the circumstances.  Finally, we want to be clear that we are ready to proceed immediately and do not require any additional due diligence.  We would, however, prefer to review the disclosure schedule provided to Valeant and will contact you in due course in that regard.

Our proposal is clearly superior to the Valeant transaction.  We are confident that your stockholders will appreciate the enhanced value that our proposal would deliver to them and will enthusiastically support it.  As we stated before, Merz has great respect for Obagi, including its business, products, operations and employees, and believes that a combination of Merz and Obagi is compelling and will create a leading US aesthetics company.

Because of your existing merger agreement with Valeant, this proposal is not binding on either Obagi or Merz; however, we expect to be in a position to provide you with a binding offer immediately after we engage in discussions with you as permitted by your existing merger agreement with Valeant.

We view time as being of the essence in this matter.  As you know, throughout this entire process we have preferred to work with you privately to consummate a transaction.  As a result of your decision to enter into an agreement with Valeant, we are now compelled to pursue a different approach.  Given the short time frame remaining for your stockholders to have the opportunity to benefit from our superior proposal, we believe that it is best to provide this letter to you and make it public at the same time.

We look forward to promptly engaging with you.  We will be contacting you and your financial and legal advisers promptly to discuss our proposal and next steps to enter into discussions and

(1)  EBITDA excludes one-time insurance related settlement gain ($8.4m) and one-time corporate advisory related expense ($0.759m).

negotiations with us consistent with your obligations under the existing merger agreement with Valeant.

Sincerely,

/s/ Philip Burchard
Chief Executive Officer
Merz Pharma GmbH & Co. KGaA

/s/ Hans-Jörg Bergler
VP Corporate Development
Merz Pharma GmbH & Co. KGaA

Deutsche Bank Securities Inc. is acting as financial advisor and Weil, Gotshal & Manges LLP is acting as legal counsel to Merz.

About Merz Pharma Group

Merz is involved in the research, development and sale of innovative drugs and medical products for neurological and clinical dermatology indications as well as for aesthetics medicine and metabolic disorders. Memantine, the world’s first glutamatergic drug for the treatment of moderate to acute Alzheimer’s-induced dementia, is the second most prescribed medication for dementia. Merz offers the first botulinum toxin that is free of complex proteins for treating neurological movement disorders. Another core competency of Merz lies in clinical and aesthetic dermatology. Merz Aesthetics offers a tailored and harmonized portfolio of products for minimally invasive treatments and Merz is an important player in the US aesthetics market with products Radiesse, the neurotoxin Xeomin and the filler Belotero. In the Consumer Products segment, Merz Consumer Care is the leading provider of OTC medication, dietary supplements and skincare products in the German-speaking countries with its well-known tetesept® and Merz Spezial® brands. The Merz Group employs 2,391 people worldwide (prior year: 2,131). The Company generated revenue of EUR 913 million in fiscal year 2011/12 (prior year: EUR 649.6 million).

Important Additional Information and Where to Find It

The tender offer for the outstanding shares of Obagi referenced in this press release has not yet commenced.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Obagi, nor is it a substitute for the tender offer materials that Merz and its wholly owned subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer.  At the time the offer is commenced, Merz and its wholly owned subsidiary will file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Obagi will file a

Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials and the Solicitation/Recommendation Statement will contain important information.  Holders of shares of Obagi are urged to read these documents when they become available because they will contain important information that holders of Obagi securities should consider before making any decision regarding tendering their securities.  The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Obagi at no expense to them.  The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.  Free copies of these documents may also be obtained by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; or by calling toll free at 1-800-322-2885.

Media Contacts:

Ute Weinhold

Corporate Communications

+ 49-69-15 03-889

Rachel Chase

Merz North America — Corporate Communications

336-217-2423

Steve Frankel / Eric Brielmann / Tim Lynch

Joele Frank, Wilkinson Brimmer Katcher

212 355 4449

Investor Contacts:

Amy Bilbija / Mark Harnett

MacKenzie Partners, Inc.

212 929 5802 / 212 929 5877